Filed by Clearwater Analytics Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Enfusion, Inc.

Commission File No. 001-40949

Date: January 13, 2025

1. On January 13, 2025, Sandeep Sahai, Chief Executive Officer of the Clearwater Analytics Holdings, Inc. (the “Company”), issued the following email to the Company’s clients.

Subject: Clearwater Analytics to Acquire Enfusion

Clearwater Analytics to Acquire Enfusion

Dear Client,

I am excited to share that Clearwater Analytics has entered into a definitive agreement to acquire Enfusion for $1.5 billion in cash and stock. Enfusion has built an industry leading SaaS platform that is focused on asset managers and hedge funds. They have outstanding capabilities in IBOR, portfolio management, pre-trade compliance, and order management. While we at Clearwater started in the middle office, they began their journey in the front office. That’s why this combination is exciting and very complementary.

Many of you have often talked to us about building a true front-to-back solution. While we have continued to invest heavily in new product development and innovation, building functionality that operates at scale takes time. We have consistently resisted the temptation to acquire legacy software to complete a full front-to-back solution. Enfusion is unique in this respect—they use a similar cloud-native technology stack and share our strong focus on R&D and client satisfaction.

Finally, Enfusion continues to grow very nicely, operates at scale with expected EOY 2024 Annual Recurring Revenue of between $210 to $211 million, is very global with the international markets contributing roughly 38% of its revenue, is solidly profitable and generates healthy cash flow.

What this means for you:

The acquisition of Enfusion will bring together Clearwater’s comprehensive accounting, analytics and reporting platform with an industry leading order, execution, and portfolio management solution creating a fully cloud-native, single instance, multi-tenant front-to-back platform – the first of its kind.

A Seamless Front-to-Back Platform: Enfusion’s industry-leading front-office capabilities—including IBOR, portfolio, and order management—combined with Clearwater’s middle and back-office expertise are expected to create a unified platform for investment management. By combining the intellectual property and engineering talent of both companies on the mission of creating this platform, we expect to make accelerated progress towards building this platform.

Enhanced Capabilities through Radical Simplification: Integrating Enfusion’s portfolio management and order execution tools with Clearwater’s accounting, compliance, risk analytics, and reporting solutions is anticipated to eliminate unnecessary and error prone data handoffs between the front, middle and back office, reduce reconciliation errors, unlock cutting-edge analytics, and deliver comprehensive solutions across strategies, asset classes, and geographies.

Continuity and Commitment to Excellence: The exceptional service, support, and technology you rely on today will remain unchanged. You’ll continue to work with your established team while gaining access to new capabilities in the future.

Open Architecture Commitment: While we will aim to offer a fully integrated solution, Clearwater remains committed to flexibility and interoperability, empowering you to integrate with your preferred systems and tools.

Continued Investment in Clearwater Products: We remain fully committed to our strategic investments in our existing products including Risk, Performance, Alternatives, and global Regulatory Reporting. This is possible due to our strong financial profile that includes a sustained investment in operations and R&D to drive innovation.

Expanded Global Footprint: Enfusion’s strong international presence, with 38% of its revenue generated in Europe and Asia, will strengthen Clearwater’s ability to provide more localized support for our international clients.

This is an exciting opportunity, and we have strong conviction that this combination will allow the teams at Clearwater and Enfusion to deliver an industry-leading solution for our clients.

The transaction is expected to close in the second quarter of 2025, subject to customary closing conditions, including approval by Enfusion shareholders and the receipt of required regulatory approvals. Once it has been finalized, we will provide additional updates, including a roadmap. In the meantime, we remain committed to being your trusted partner, focused on helping you achieve greater efficiency, transparency, and growth.

Read the full announcement here.

Thank you for your continued trust in Clearwater Analytics.

Warm regards,

Sandeep Sahai

CEO

Clearwater Analytics

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Clearwater’s and Enfusion’s management’s beliefs and assumptions and on information currently available to management. Forward-looking statements include information concerning the following factors in reference to Clearwater and/or Enfusion: the timing of the consummation of the acquisition and the ability to satisfy closing conditions, possible or assumed future results of operations, possible or assumed performance, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond Clearwater’s and Enfusion’s control, that may cause Clearwater’s and Enfusion’s actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to successfully close the acquisition, Clearwater’s ability to successfully integrate the operations and technology of Enfusion with those of Clearwater, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, as well as other risks and uncertainties discussed under “Risk Factors” in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the US Securities and Exchange Commission (the “SEC”) on February 29, 2024 and in Enfusion’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, and in other periodic reports filed by Clearwater and Enfusion with the SEC. These filings are available at www.sec.gov and on Clearwater’s and Enfusion’s respective websites. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent Clearwater’s and Enfusion’s management’s beliefs and assumptions only as of the date of this communication and should not be relied upon as representing Clearwater’s or Enfusion’s expectations or beliefs as of any date subsequent to the time they are made. Clearwater and Enfusion do not undertake to and specifically decline any obligation to update any forward-looking statements that may be made from time to time by or on behalf of Clearwater or Enfusion, as applicable.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information and Where to Find It

In connection with the acquisition, Clearwater will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Clearwater’s common stock to be issued pursuant to the acquisition, which will include a prospectus of Clearwater and a proxy statement of Enfusion (the “proxy statement/prospectus”). Each of Clearwater and Enfusion may also file other documents with the SEC regarding the acquisition. This communication is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which Clearwater or Enfusion may file with the SEC in connection with the acquisition. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus (if and when available) will be mailed to Enfusion’s security holders. Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Clearwater and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater’s website at investors.clearwateranalytics.com. Copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion’s website at ir.enfusion.com.

Participants in the Solicitation

Clearwater, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about Clearwater’s directors and executive officers is available in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024, and in the proxy statement/prospectus (when available). Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by Clearwater and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater’s website at investors.clearwateranalytics.com. and copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion’s website at ir.enfusion.com.

2. On January 13, 2025, Sandeep Sahai, Chief Executive Officer of the Company, issued the following email to the Company’s employees.

Subject: Exciting News: Clearwater Signs Definitive Agreement to Acquire Enfusion

Dear Team,

I am very excited to share that Clearwater Analytics has entered into a definitive agreement to acquire Enfusion for $1.5 billion in cash and stock. This is a truly transformative deal and has been enabled by the work all of us have done over the past years.

Working as a team, we have grown the company very consistently at a very high 20%+ rate across industries, market segments and geographies. The operations team continues to improve unit economics while also improving employee satisfaction and client satisfaction – that’s amazing. The engineering and product team continues to onboard clients successfully and deliver innovative solutions to the market. And finally, our enabling functions are second to none.

All of that has earned us the trust of our customers and our shareholders. That allows us to make a strategic acquisition of this magnitude.

Enfusion has, much like Clearwater, built an industry-leading cloud-native SaaS platform that is focused on asset managers and hedge funds. They have outstanding capabilities in IBOR, portfolio management, pre-trade compliance, and order management. Enfusion began its journey from the front office, while we at Clearwater started from the middle office.

That’s why this combination is exciting and very complementary.

I am confident that working together, we can build a truly transformative front-to-back platform for the entire industry: a platform that is built entirely on cloud native technologies, has an open architecture that interacts seamlessly with other products clients may have and manages data from the front office all the way to the back office.

Our vision remains unchanged – we want to be the world’s most trusted and comprehensive technology platform, simplifying the entire investment lifecycle and ultimately revolutionizing the world of investing.

We could have bought any number of legacy platforms, but Enfusion provided a unique opportunity because it is also a cloud-native SaaS platform with complementary functionality and market focus.

Many of us have worked very hard as a team to get this done and I could not be more excited for our clients, our shareholders and all of us.

What’s Next?

•

Investor Call: An investor call is scheduled for later today at 8:30 am (ET) to discuss the strategic importance of this acquisition. A live webcast of the call will be accessible via Clearwater’s Investor Relations website at investors.clearwateranalytics.com.

•	Employee Town Hall: Following the investor call, we’ll host a company-wide town hall to provide further insights into what this acquisition means for Clearwater and answer your questions.

This acquisition marks a significant step forward for Clearwater, combining our strengths with Enfusion innovation to create a front-to-back investment management platform for our clients.

Thank you for your hard work and commitment to making Clearwater a global leader in our industry. We look forward to connecting with all of you at the town hall.

Sandeep Sahai

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Clearwater’s and Enfusion’s management’s beliefs and assumptions and on information currently available to management. Forward-looking statements include information concerning the following factors in reference to Clearwater and/or Enfusion: the timing of the consummation of the acquisition and the ability to satisfy closing conditions, possible or assumed future results of operations, possible or assumed performance, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond Clearwater’s and Enfusion’s control, that may cause Clearwater’s and Enfusion’s actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to successfully close the acquisition, Clearwater’s ability to successfully integrate the operations and technology of Enfusion with those of Clearwater, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, as well as other risks and uncertainties discussed under “Risk Factors” in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the US Securities and Exchange Commission (the “SEC”) on February 29, 2024 and in Enfusion’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, and in other periodic reports filed by Clearwater and Enfusion with the SEC. These filings are available at www.sec.gov and on Clearwater’s and Enfusion’s respective websites. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent

Clearwater’s and Enfusion’s management’s beliefs and assumptions only as of the date of this communication and should not be relied upon as representing Clearwater’s or Enfusion’s expectations or beliefs as of any date subsequent to the time they are made. Clearwater and Enfusion do not undertake to and specifically decline any obligation to update any forward-looking statements that may be made from time to time by or on behalf of Clearwater or Enfusion, as applicable.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information and Where to Find It

In connection with the acquisition, Clearwater will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Clearwater’s common stock to be issued pursuant to the acquisition, which will include a prospectus of Clearwater and a proxy statement of Enfusion (the “proxy statement/prospectus”). Each of Clearwater and Enfusion may also file other documents with the SEC regarding the acquisition. This communication is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which Clearwater or Enfusion may file with the SEC in connection with the acquisition. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus (if and when available) will be mailed to Enfusion’s security holders. Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Clearwater and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater’s website at investors.clearwateranalytics.com. Copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion’s website at ir.enfusion.com.

Participants in the Solicitation

Clearwater, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about Clearwater’s directors and executive officers is available in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024, and in the proxy statement/prospectus (when available). Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by Clearwater and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater’s website at investors.clearwateranalytics.com. and copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion’s website at ir.enfusion.com.